Exhibit 99.1

MARIS-TECH Ltd.

NOTICE OF AN ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 17, 2026

Notice is hereby given that an Annual and Special General Meeting of Shareholders (the “Meeting”) of Maris-Tech Ltd. (“Maris” or the “Company”) will be held on Monday, August 17, 2026, at 3:00 p.m. Israel time at the Company’s office, located at 2 Yitzhak Modai Street, Rehovot, Israel 7608804.

The agenda of the Meeting is to:

1.	Consider a proposal to re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as the independent auditor of the Company, and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company;

2.	Consider a proposal to re-appoint Mr. Amitay Weiss and Ms. Naama Falach-Avrahamy to serve as Class II directors on the Board for a three-year term continuing until the Company’s 2029 annual general meeting of shareholders.

3.	Consider a proposal to approve granting a one-time bonus to Mr. Amitay Weiss, the Chairman of the Board;

4.	Consider a proposal to approve an annual bonus plan for Mr. Amitay Weiss, the Chairman of the Board;

5.	Consider a proposal to approve a grant of equity-based compensation to the Company’s non-executive directors;

6.	Consider a proposal to approve a grant of equity-based compensation to Mr. Israel Bar, the Company’s Chief Executive Officer;

7.	Consider a proposal to approve a grant of equity-based compensation to Mr. Amitay Weiss, the Chairman of the Board; and

8.	Present and discuss the Company’s financial statements and annual report for the year ended December 31, 2025.

Board Recommendation

The Board unanimously recommends that you vote in favor of all the above proposals as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on July 20, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

How You Can Vote

A form of proxy for use at the Meeting is attached to this Proxy Statement and, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing proxies, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposals to be presented at the Meeting for which the Board recommends a “FOR”. Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Companies Law regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Nir Bussy, Chief Financial Officer, or Israel Bar, Chief Executive Officer, of the Company (e-mail address: nir@maris-tech.com; israel@maris-tech.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposal 1 on the agenda of the Meeting is considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for all proposals.

Voting Results

The final voting results will be tallied by the Company based on the information provided by its transfer agent, VStock Transfer, LLC, or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,

Israel Bar
Chief Executive Officer
July 13, 2026

Maris-Tech Ltd.

Rehovot, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 17, 2026

This proxy statement (this “Proxy Statement”) is being filed by Maris-Tech Ltd. (the “Company”) to solicit proxies on behalf of the board of directors of the Company (the “Board”), for use at the Company’s annual and special general meeting of shareholders to be held on August 17, 2026 (the “Meeting”), at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law 5759-1999 (the “Companies Law”) and as provided in our Amended and Restated Articles of Association (the “Articles”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until August 17, 2026, at 5:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), each of Proposals No. 1, 2, 3, 4, and 7 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value per share (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposals No. 5 and 6 described hereinafter, are each subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, a “Controlling Shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or officer of the Company). A person is presumed to be a Controlling Shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. In the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in a company is also presumed to be a Controlling Shareholder if no other shareholder holds more than 50% of the voting rights in such company. “Means of Control” is defined as either: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes, for these purposes, the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; or (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder of record declares and approves that he or she is not a controlling shareholder nor he or she has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about, as detailed in the attached Proxy Card.

Position Statement

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 2 Yitzhak Modai Street Rehovot, Israel 7608804. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than August 7, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’s response to the Position Statement will be submitted no later than August 12, 2026.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as the independent auditor of the Company and to authorize the Board to determine their remuneration until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board has authorized and approved the re-appointment Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited (“EY Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company and recommends that the shareholders authorize the Board to determine their remuneration until the next annual general meeting of the shareholders of the Company.

The Audit Committee of the Board (the “Audit Committee”) has recommended, and the Board has determined that the re-appointment of EY Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders, after examining, among other things, the scope of their work, and the complexity and scope of the Company’s activities.

The Board determined, pursuant to the recommendation of the Audit Committee, that EY Israel’s compensation is reasonable.

For additional information on the fees paid by the Company for audit services in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint EY Israel as the Company’s independent auditor firm and to authorize the Board to determine their compensation, until the next annual general meeting.”

The approval of Proposal 1 as mentioned above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

To re-appoint Mr. Amitay Weiss and Ms. Naama Falach-Avrahamy for a three-year term as Class II directors

Under the Companies Law and the Articles, the management of the Company’s business is vested in the Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board currently consists of five (5) directors and is divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of the Company’s shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the voting power represented at the annual general meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I director is Ms. Isabela Marshak, whose current term expires at the Company’s 2028 annual general meeting of shareholders;

(ii)	The Company’s Class II directors are Mr. Amitay Weiss and Ms. Naama Falach-Avrahamy, whose current term expires at the Meeting; and

(iii)	The Company’s Class III directors are Mr. Israel Bar and Mr. Ofer Sela, whose current term expires at the Company’s 2027 annual general meeting of shareholders.

At the Meeting, shareholders will be asked to re-appoint Mr. Weiss and Ms. Falach-Avrahamy as directors of the Company. Ms. Falach-Avrahamy qualifies as an independent director under the Nasdaq corporate governance rules.

The Board has approved the re-appointment of Mr. Weiss and Ms. Falach-Avrahamy to serve on the Board, each as a Class II director, for a three-year term continuing until the Company’s 2029 annual general meeting of shareholders and recommends that the Company’s shareholders re-appoint Mr. Weiss and Ms. Falach-Avrahamy.

Mr. Weiss and Ms. Falach-Avrahamy, whose professional backgrounds are provided below, have each advised the Company that they are willing, able and ready to serve as a Class II director if appointed. Additionally, in accordance with the Companies Law, Mr. Weiss and Ms. Falach-Avrahamy have each certified to the Company that they meet all the requirements of the Companies Law for appointment as a director of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

In his capacity as the Chairman of the Board, subject to his re-appointment, Mr. Weiss will be entitled to a monthly compensation of NIS 20,000 (approximately $6,645)1 effective as of January 1, 2023. Mr. Weiss was previously granted options to purchase 25,000 Ordinary Shares, subject to vesting conditions. As of the date of this Proxy Statement, options to purchase 19,375 Ordinary Shares have vested.

In her capacity as a member of the Board, Ms. Falach-Avrahamy is entitled to the same fixed fee as the other non-executive directors of the Company, in the amount of NIS 25,000 per quarter (NIS 100,000 per year) (approximately $33,2232 per year). Ms. Falach-Avrahamy was previously granted options to purchase 7,500 Ordinary Shares. As of the date of this Proxy Statement, options to purchase 5,625 Ordinary Shares have vested.

1 All U.S. dollar amounts in this Proxy Statement are based on an exchange rate of US$1: NIS 3.01 on July 10, 2026.

2 See footnote 1 above.

If re-appointed at the Meeting, each of Mr. Weiss and Ms. Falach-Avrahamy, will continue to benefit from the indemnification agreement, substantially in the form of those that we previously entered into with the Company’s members of the Board, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.

Set forth below is certain biographical information regarding the background and experience of Mr. Weiss and Ms. Falach-Avrahamy:

Mr. Amitay Weiss

Mr. Amitay Weiss has served on our Board since February 2022 and was appointed Chairman of the Board in March 2023. Mr. Weiss has a vast experience serving on boards of directors and other high positions. Mr. Weiss serves as chairman of the board of directors of N2OFF (Nextentis Tech) (Nasdaq: NXTS) since May 2021, as a member of the board of directors of ParaZero Technologies (Nasdaq: PRZO) since August 2022 and Nexera Technologies (previously Jeff Brands) (Nasdaq: NEXR) since August 2022. He also serves as a member of the board of directors of Viewbix Inc. (Nasdaq: VBIX) since October 2022, and in Solterra Energy Ltd. since September 2022. He also has served as chairman of the board of directors of Scisparc Ltd. (Nasdaq: SPRC) since January 2022 and president since October 2025, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) from July 2021 to November 2024 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since from January 2021 to May 2022 and still serves as a member of the board of directors. In addition, Mr. Weiss serves as a member of the board of directors of Tomer, a government-owned defense company Ltd. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company and now serves as its chief executive officer. Mr. Weiss holds a B.A. in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel. Mr. Weiss is qualified to serve on our board of directors because of his diverse business, management and leadership experience.

Ms. Naama Falach-Avrahamy

Ms. Naama Falach-Avrahamy has served as a member of the Board since February 2022. Ms. Falach-Avrahamy is a senior financial professional with more than 17 years of experience. Ms. Falach-Avrahamy serves as a member of the board of directors of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as chief financial officer of INX digital Inc. (CBOE: INXD) from April 2021 to February 2026. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of Anyfinacial Tech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach-Avrahamy received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel. We believe that Ms. Falach-Avrahamy is qualified to serve on our board of directors due to her financial background and expertise and experience in positions as director of public companies.

The Board recommends that the shareholders of the Company adopt the following resolutions:

“RESOLVED, to re-appoint Mr. Amitay Weiss as a Class II director for a term of three years that expires at the 2029 annual general meeting of shareholders and until he ceases to serve in his office in accordance with the provisions of the Articles or any law, whichever is the earlier, as set forth in this Proxy Statement.”

“RESOLVED, to re-appoint Ms. Naama Falach-Avrahamy as a Class II director for a term of three years that expires at the 2029 annual general meeting of shareholders and until she ceases to serve in her office in accordance with the provisions of the Articles or any law, whichever is the earlier, as set forth in this Proxy Statement.

The approval of Proposal 2 as mentioned above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 3

TO APPROVE THE GRANT OF A ONE-TIME BONUS TO MR. AMITAY WEISS, THE CHAIRMAN OF THE BOARD OF DIRECTORS

Under the Companies Law, arrangements concerning compensation of the Chairman of a company’s board of directors, in accordance with or which exceed the terms of a company’s compensation policy, require approval by the company’s compensation committee, board of directors and shareholders, in that order.

As of this date, Mr. Amitay Weiss serves as the Chairman of the Board.

Mr. Amitay Weiss has served as a member of the Board since February 2022 and was appointed Chairman of the Board in March 2023. On June 21, 2026, the Compensation Committee and the Board determined that, in light of Mr. Amitay Weiss’ contribution to the Company’s operations, it is appropriate to grant him a one-time cash bonus in the amount of NIS 80,000, in recognition of his special efforts (the “One-Time Bonus”).

In making its recommendation regarding the approval of the One-Time Bonus, the Compensation Committee and the Board each have considered, inter alia: (i) that the One-Time Bonus is consistent with the Company’s current compensation policy (the “Compensation Policy”) and reflects Mr. Weiss’ special efforts, in his capacity as Chairman of the Board, in support of the Company’s operations; (ii) Mr. Weiss’ contribution to the Company’s efforts to strengthen its financial position, including his guidance and support in matters involving the banking system, his assistance with the Company’s fundraising efforts with investors, and his contribution to strengthening the Company’s relationships with investors; (iii) Mr. Weiss’ assistance in the Company’s business development, marketing efforts and strategic direction, as well as his overall support of management in addressing significant operational and financial matters facing the Company.

Based on the foregoing, the Compensation Committee and the Board determined that the One-Time Bonus is appropriate and the amount of the One-Time Bonus is reasonable.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of a one-time bonus for Mr. Amitay Weiss, the Chairman of the Board, as set forth in the Proxy Statement.”

The approval of Proposal 3 as mentioned above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

TO APPROVE AN ANNUAL BONUS PLAN FOR MR. AMITAY WEISS, THE CHAIRMAN OF THE BOARD

Under the Companies Law, arrangements concerning compensation of the Chairman of a company’s board of directors, in accordance with or which exceed the terms of a company’s compensation policy, require approval by the company’s compensation committee, board of directors and shareholders, in that order. As of this date, Mr. Amitay Weiss serves as the Chairman of the Board.

General

Mr. Amitay Weiss has served as a member of the Board of Directors since February 2022 and was appointed Chairman of the Board in March 2023.

Mr. Amitay Weiss has made a material and significant contribution to the Company, including in connection with the Company’s dealings with the banking system, the advancement of capital raising efforts, the improvement of the Company’s financial condition and the promotion of its business activities.

Annual Bonus Plan

On June 21, 2026, the Compensation Committee and the Board determined that setting an annual bonus plan based on quantitative and qualitative targets for Mr. Weiss is appropriate, mainly in order to incentivize his continued contribution to the Company’s business and to support the achievement of its short- and long-term business objectives.

Accordingly, the Compensation Committee and the Board approved and recommended that the Company’s shareholders approve an annual bonus plan for Mr. Amitay Weiss, pursuant to which Mr. Amitay Weiss will be entitled to an annual bonus based on targets to be determined in advance for each year by the Compensation Committee and the Board (without the need of shareholders’ approval), up to the maximum amount set forth in the Compensation Policy, as may be updated from time to time the “Annual Bonus Plan”). The Annual Bonus Plan shall be based on the achievement of targets, which may include an immaterial portion that may be based on qualitative targets, in accordance with the guidelines of the Compensation Policy. In addition, under the Annual Bonus Plan, at the end of each year, the Board may grant Mr. Weiss with a discretionary bonus of up to one (1) monthly consideration, even if no targets were achieved.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Annual Bonus Plan for Mr. Amitay Weiss, the Chairman of the Board, as set forth in the Proxy Statement.”

The approval of Proposal 4, as mentioned above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO NON-EXECUTIVE DIRECTORS OF THE COMPANY

On July 1, 2026 (the “Date of Grant”), the Compensation Committee and the Board approved and recommended that the Company’s shareholders approve a grant of restricted share units (“RSUs”) to Ms. Isabela Marshak, Ms. Naama Falach-Avrahamy and Mr. Ofer Sella, the non-executive directors of the Company (the “Non-Executive Directors”). Accordingly, the Company wishes to grant to each of the non-executive directors RSUs, each representing the right to receive one Ordinary Share upon vesting, covering up to 35,495 Ordinary Shares.

In addition, on July 13, 2026, the Compensation Committee and the Board approved and recommended that the Company’s shareholders approve granting of additional options exercisable to up to 7,500 Ordinary Shares to Mr. Ofer Sella (the “Options”).

The following table sets forth the proposed grants of RSUs and Options as set forth above, which the Compensation Committee and the Board believe to be in the best interests of the Company (the “Grant of Equity-Based Compensation to the Non-Executive Directors”):

Name	Title	No. of Ordinary Shares underlying RSUs proposed for grant herein	No, Ordinary Shares underlying of Options proposed for grant herein	No. of Ordinary Shares underlying options and RSUs granted prior to the proposed grant herein	Aggregate No. of Ordinary Shares underlying options and RSUs following the approval of proposed grant herein
Isabela Marshak	Director	35,495		7,500	42,995
Ofer Sella	Director	35,495	7,500		42,995
Naama Falach-Avrahamy	Director	35,495		7,500	42,995
Total		106,485	7,500	15,000	128,985

RSUs To Non-Executive Directors

The total value of the RSUs to each of the Non-Executive Directors, exceeds the value of the Compensation Policy, representing a total value of $35,850 for each of the Non-Executive Directors.

The RSUs will vest on a quarterly basis over a period of 12 months, in accordance with the following schedule (in this proposal, the “Vesting Schedule”): one-fourth (1/4) of the RSUs granted to each Non-Executive Director will vest at the end of each three-month period following the July 1, 2026, such that the RSUs will fully vest on June 30, 2027, subject to the grantee’s continued service through each applicable vesting date.

Any unvested RSUs will fully vest on the occurrence of a Transaction, as such term is defined in the Maris-Tech Ltd. Amended and Restated 2021 Equity Incentive Plan (the “Plan”), which was filed as Exhibit 99.2 to the Company’s registration statement on Form S-8. All other terms of the RSUs will be in accordance with the Plan.

Options to Mr. Ofer Sella

The total value of the grant of Options to Mr. Sella is $5,000, and together with the value of RSUs granted to Mr. Sella as described above, exceeds the maximum annual value in accordance with the Compensation Policy.

The Options vest over a period of 4 years, in accordance with the following schedule (in this proposal, the “Options Vesting Schedule”): (i) 50% of the Options granted will vest on the second anniversary following July 13, 2026 (the “First Instalment”); (ii) the remaining Options will vest in equal instalments (1/8) at the end of each quarter (3 months) following the First Instalment. The Options will fully vest on July 12, 2030, subject to the grantee’s continued service through each applicable vesting date.

Any unvested Options will fully vest on the occurrence of a Transaction, as such term is defined in the Plan. All other terms of the Options shall be in accordance with the Plan.

The RSUs and Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

In making its recommendation regarding the approval of the Grant of Equity-Based Compensation to the Non-Executive Directors, in an annual value that exceeds the terms of the Compensation Policy, the Compensation Committee and the Board each have considered, inter alia: (i) the considerations set forth in Section 267A(b) of the Companies Law, and with reference to the matters specified in Parts A and B of the First Addendum to the Companies Law; (ii) the factors included in the Compensation Policy, including the position, responsibilities, background and experience of the grantees; (iii) the scope of the Non-Executive Directors’ contribution to the Company through their ongoing oversight, professional guidance and participation in Board and committee deliberations; (iv) the importance of appropriately compensating the Non-Executive Directors in light of their responsibilities and the time and effort required in connection with the Company’s current and anticipated activities; (v) the desire to align the Non-Executive Directors’ interests with the long-term interests of the Company and its shareholders through equity-based compensation; (vi) the importance of retaining qualified and experienced directors and maintaining an appropriate level of compensation in order to support the Company’s ability to continue to benefit from their service; and (vii) that the grants reflect a fair and reasonable value as part of the consideration for each of the Non-Executive Directors’ services..

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of Equity-Based Compensation to the Non-Executive Directors, as set forth in this Proxy Statement.”

The approval of Proposal 5, as mentioned above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. ISRAEL BAR, THE COMPANY’S CHIEF EXECUTIVE OFFICER

On the Date of Grant, the Compensation Committee approved, and the Board approved and recommended that the Company’s shareholders approve a grant of RSUs to Mr. Israel Bar, the Chief Executive Officer of the Company. Accordingly, the Company wishes to grant to Mr. Bar RSUs, each representing the right to receive one Ordinary Share upon vesting, covering up to 251,902 Ordinary Shares (the “Grant of RSUs to Mr. Bar”). The total value of the Grant of RSUs to Mr. Bar, and its terms, is within the framework and principles of the Compensation Policy, representing a total value of $254,421.

The RSUs vest on a quarterly basis over a period of 12 months, in accordance with the Vesting Schedule: one-fourth (1/4) of the RSUs granted to each grantee will vest at the end of each three-month period following the July 1,2026, such that the RSUs will fully vest on June 30,2027, subject to the grantee’s continued service through each applicable vesting date.

The unvested RSUs will fully vest on the occurrence of a Transaction, as such term is defined in the Plan, which was filed as Exhibit 99.2 to the Company’s registration statement on Form S-8. All other terms of the RSUs shall be in accordance with the Plan.

The Ordinary Shares owned by Mr. Israel Bar, together with Ordinary Shares issuable upon the exercise of outstanding options previously granted to Mr. Bar (a total of 2,723,425 Ordinary Shares), including Ordinary Shares issuable upon the settlement of the RSUs which will be issued subject to shareholders’ approval at this Meeting, will cause Mr. Bar’s holdings to be equal to approximately 15.58% of the Company’s issued and outstanding share capital on a fully diluted basis as of July 12, 2026.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Bar, the Compensation Committee and the Board each have also considered, inter alia: (i) the factors included in the Compensation Policy, including the position, responsibilities, background and experience of Mr. Bar as the Company’s Chief Executive Officer; (ii) Mr. Bar’s significant role in leading the Company’s strategic direction and overseeing the execution of its business plans; (iii) Mr. Bar’s ongoing involvement in the Company’s business development activities and in advancing commercial opportunities; (iv) Mr. Bar’s active leadership in addressing the operational and managerial challenges faced by the Company; (v) the importance of aligning Mr. Bar’s long-term incentives with the interests of the Company and its shareholders; and (vi) that the value of the Grant of RSUs to Mr. Bar is consistent with the Compensation Policy..

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Bar, as set forth in this Proxy Statement.”

The approval of Proposal 6, as mentioned above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 7

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. AMITAY WEISS, THE CHAIRMAN OF THE BOARD

On the Date of Grant, the Compensation Committee approved and the Board approved and recommended that the Company’s shareholders approve a grant of RSUs to Mr. Amitay Weiss, the Chairman of the Board. Accordingly, the Company wishes to grant to Mr. Weiss RSUs, each representing the right to receive one Ordinary Share upon vesting, covering up to 110,207 Ordinary Shares (the “Grant of RSUs to Mr. Weiss”).

The total value of the Grant of RSUs to Mr. Weiss and its terms are within the framework and principles of the Compensation Policy, representing a total value of $111,309.

The Grant of RSUs to Mr. Weiss vests on a quarterly basis over a period of 12 months, in accordance with the Vesting Schedule: one-fourth (1/4) of the RSUs granted to each grantee vests at the end of each three-month period following July 1, 2026, such that the RSUs will fully vest on June 30, 2026, subject to the grantee’s continued service through each applicable vesting date.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

The Ordinary Shares issuable upon settlement of the RSUs, together with Ordinary Shares issuable upon the exercise of outstanding options owned by Mr. Amitay Weiss, or from settlement of RSUs, previously granted to Mr. Weiss (a total of 135,207 Ordinary Shares), will cause Mr. Weiss’ holdings to be equal to approximately 0.7% of the Company’s issued and outstanding share capital on a fully diluted basis as of July 12, 2026.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Weiss, the Compensation Committee and the Board each have considered, inter alia: (i) the factors included in the Compensation Policy, including the position, responsibilities and experience of Mr. Weiss as Chairman of the Board; (ii) that the Grant of RSUs to Mr. Weiss reflects a fair and reasonable value for Mr. Weiss’ services; and (iii) that the Grant of RSUs to Mr. Weiss is consistent with the Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Weiss, as set forth in this Proxy Statement.”

The approval of Proposal 7, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2025, to the Company’s shareholders.

The Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), filed with the SEC on May 15, 2026, which includes the financial statements, are available on the Company’s website at the following address: https://www.maris-tech.com/sec-filings/.

It is also available on the SEC’s website.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and Annual Report.

Shareholders are not required to approve the financial statements.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC.

18 Lafayette Place

Woodmere, New York 11598

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 13, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 13, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Maris-Tech Ltd.
Israel Bar, Chief Executive Officer

Maris-Tech LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Israel Bar, Chief Executive Officer of Maris-Tech Ltd. (the “Company”), and Mr. Nir Bussy, Chief Financial Officer of the Company, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value per share, of the Company which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on August 17, 2026, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

MARIS-TECH LTD.
ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: August 17, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernest & Young Global Limited, as Maris-Tech Ltd.’s (the “Company”) independent auditor firm and to authorize the Board of Directors of the Company (the “Board”) to determine their compensation, until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	a.	To re-appoint Mr. Amitay Weiss, as Class II director of the Company, until the Company’s annual general meeting of shareholders in the year 2029, and until his respective successor is duly elected and qualified.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	b.	To re-appoint Ms. Naama Falach-Avrahami, as Class II independent director of the Company, until the Company’s annual general meeting of shareholders in the year 2029, and until her respective successor is duly elected and qualified.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve granting a one-time bonus for Mr. Amitay Weiss, the Chairman of the Board, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an annual bonus plan for Mr. Amitay Weiss, the Chairman of the Board, as set forth in this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the Grant of Equity-Based Compensation to the Non-Executive Directors, as set forth in this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve the Grant of RSUs to Mr. Bar, as set forth in this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve the Grant of RSUs to Mr. Weiss, as set forth in this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and do not have a personal interest in the approval of any of the items that are proposed for approval at the 2026 annual and special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Nir Bussy, e-mail address: Nir@maris-tech.com.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.